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                                                 Commission File No.: 000-21105
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |x| Form 10-K and Form 10-KSB  |_| Form 11-K  |_| Form 20-F
             |_| Form 10-Q and Form 10-QSB  |_| Form N-SAR

                       For Period Ended: January 31, 2000
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended:_____________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the  notification  relates  to a  portion  of the  filing  checked  above identify  the  Item(s)  to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                      RESEARCH PARTNERS INTERNATIONAL, INC.

                             Full Name of Registrant

                                       N/A

                            Former Name if Applicable

                             One State Street Plaza

            Address of Principal Executive Office (Street and Number)

                            New York, New York 10004

                            City, State and Zip Code

                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |x| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |x| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
9

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As a result of the recent departure of our Chief Financial Officer, the Company experienced a delay in coordinating its annual report.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Peter R. Kent, Chief Operating Officer
     and Interim Chief Financial Officer            (212)          208-6647
          (Name)                                  (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
identify report(s)                                    |x| Yes     |_|  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                |_|  Yes  |_|No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant's revenues for the fiscal year ended January 31, 2000 were $67,783,000, as compared to revenues of $40,607,000 in fiscal 1999. The Registrant's net income for the fiscal year ended January 31, 2000 was $4,855,000, as compared to a net loss of $7,383,000 for fiscal 1999. This increase was primarily attributable to gains in the Registrant's investment portfolio and the positive results of its asset management division. The Registrant's expenses also increased approximately 19% primarily due to an increase in compensation and benefit expenses and professional fees, partially offset by decreases in communication, occupancy and equipment, and business development expenses.
________________________________________________________________________________

                      RESEARCH PARTNERS INTERNATIONAL, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 1, 2000                                    By: /s/ Peter R. Kent
      -----------                                        -----------------
                                                         Peter R. Kent,
                                                         Chief Operating Officer
                                                         and Interim Chief
                                                         Financial Officer
                                                         (Principal Accounting
                                                          and Financial Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
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